Sutro Biopharma, Inc.

310 Utah Avenue, Suite 150

South San Francisco, CA 94080

September 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Irene Barberena-Meissner, Staff Attorney
Kevin Dougherty, Staff Attorney
Ethan Horowitz, Accounting Branch Chief
Wei Lu, Staff Accountant

Re:	Sutro Biopharma, Inc. Registration Statement on Form S-1 (File No. 333-227103)
originally filed August 29, 2018, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38662) filed September 18, 2018

Requested Date: September 26, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Sutro Biopharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Amanda L. Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Rose at (206) 389-4553.

* * *

Sincerely,

SUTRO BIOPHARMA, INC.

By:	/s/ Edward Albini
Edward Albini
Chief Financial Officer

cc:	William J. Newell, Chief Executive Officer

Sutro Biopharma, Inc.

Robert A. Freedman, Esq.

Amanda L. Rose, Esq.

Fenwick & West LLP